September 25, 2008

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
Comment Letter dated September 11, 2008
File No. 000-50897

Dear Mr. Hiller:

This letter sets forth the responses of Great Panther Resources Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated September 11, 2008. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.

We note that you submitted a draft amendment to your Form 20-F along with your August 29, 2008 response, reflecting various proposed disclosure revisions. Since an amendment is necessary, we ask that you resolve all accounting and disclosure issues identified during this review in your amendment (e.g. the changes you proposed to your disclosures about selected financial data and internal control over financial reporting should be made in the amendment). We expect that revisions may also be necessary to resolve the outstanding issues identified in this letter.

RESPONSE:

We have resolved all accounting and disclosure issues in the enclosed draft, black- lined copy of the amended Form 20-F/A1.

2.

The certifications from your principal executive and financial officers will need to be updated when filing your amendment to comply with Rule 12b-15 of Regulation 12B. This guidance also requires that you mark your amended filing accordingly (e.g. “20- F/A1”).

RESPONSE:

Please refer to the updated certifications included in the enclosed draft of the Form 20-F/A1.

3.

Please include explanatory language in the forepart of your amendment, indicating the reasons you are filing the amendment and identifying the specific sections of the document that have been revised, where further details are provided.

RESPONSE:

An explanatory note has been included in the forepart of the enclosed Form 20-F/A1.

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page F-7

4.

We have read your response to prior comment 1, indicating that you are in agreement that for U.S. GAAP purposes, costs of mineral rights should be capitalized in accordance with EITF 04-02 and subject to subsequent impairment testing under EITF 04-3. You further state that since you have “only just commenced exploration” and have not completed sufficient studies to determine proven or probable reserves, you believe such costs would be impaired under EITF 04-3.

We understand that if you have no information about mineralization, you may have no means of attributing value to the property using the methodology described in EITF 04-3. However, you continue to suggest that establishing proven or probable reserves would be an appropriate threshold upon which the impairment determination would be based, which is not consistent with this guidance. Tell us the extent to which other parties have conducted exploration on the properties in which you now hold an interest; and describe all information that you have obtained about mineralization on the properties based on exploration conducted by other parties prior to your involvement.

Please also submit a description of the processes that guide your assessment of fair value in arranging an acquisition of mineral rights, with details sufficient to understand how the information obtained and compiled compares to the type that you believe must be utilized in conducting impairment testing under SFAS 144 and EITF 04-3. It should be clear how you became comfortable with each of the various investment decisions, while having no information about mineralization on the properties, as you suggest.

RESPONSE:

We have reconsidered the guidance provided in EITF 04-3 and we agree that determining impairment using only proven or probable reserves as a threshold is not consistent with the guidance in EITF 04-3. We agree that we should also consider value beyond proven and probable reserves and other evidence that existed at the time the option payment was made. Therefore, we have revised our policy on accounting for option payments under US GAAP to initially capitalize such payments and amortize them over the option term. We would determine when such amounts are impaired using the guidance in EITF 04-3 and consider not only proven and probable reserves but also the value beyond proven and probable reserves.

At the time we made each of our option payments, adequate mineralization information existed from prior third party exploration and prior Company exploration to support value beyond proven and probable reserves of at least the option payment value or accumulated option payment value. Where this prior information is significant, we have previously disclosed this information in Item 4.D of Form 20-F.

Pursuant to the guidance under EITF 04-2, our prior option payments should have been capitalized and amortized over the respective option term. The impact of applying this policy was determined to be immaterial to the consolidated financial statements of the Company for all years presented. According to our calculations, the impact to the income statement would have been less than 1% of net loss for 2007 and 2005 and less than 3% of net loss in 2006. We have also determined that under EITF 04-3, the only properties for which we made option payments and which we have determined were impaired, were the San Taco property (abandoned in 2006) and the Virimoa property (abandoned in 2007). Such abandonments of these properties were disclosed in the Company’s Form 20-F and related consolidated financial statements.

As a result, no changes are proposed to the measurement differences reported in note 18 to the consolidated financial statements, “Reconciliation between Canadian and United States generally accepted accounting principles” except to disclose our accounting policy with respect to option payments under US GAAP. We will also revise the description of material measurement differences from Canadian GAAP contained in the Reconciliation to United States Generally Accepted Accounting Principles section in Item 5 of our Form 20-F filing to include a description of the difference between Canadian GAAP and US GAAP with respect to the accounting for option payments. This revision has been included in the black-lined Form 20-F/A1 included with this letter.

5.

We have read your response to prior comment 2, concerning your sales of concentrate to Penoles, stating that you have secured benefit from the treatment and processing services performed by Penoles subsequent to the sale as justification for reporting a value ascribed to those services in both sales and costs of sales on a gross basis. However, in your response to our earlier comment 7, you claimed that ownership rights of the concentrate are transferred to Penoles (including the risks and rewards of ownership), when concentrate is delivered to the smelter site, prior to treatment and processing. Your claim to the benefit of processing is not consistent with having relinquished ownership rights.

However, you also explain in response to prior comment 2 that you are subject to price risk because any payment received from Penoles upon delivering concentrate is later subject to final settlement when the weight, assay results and final metal prices are determined, which you indicate often occurs within 60 days. While this arrangement seems to support your gross basis of presentation, indicating that you are responsible for treatment and processing (contrary to the claim in your July 23, 2008 response to comment 7), it raises questions about the timing of recognition.

For US GAAP purposes, revenue generally is realized or realizable and earned when all of the following criteria are met, as set forth in SAB Topic 13.A:

Persuasive evidence of an arrangement exists Delivery has occurred or services have been rendered The seller’s price to the buyer is fixed or determinable, and Collectability is reasonably assured.

Since there are adjustments to the payment received after delivering concentrate but before treatment and processing occurs, based on finalization of weights, assay results and metal prices, tell us how you are able to appropriately recognize revenue upon delivering concentrate, in advance of having prices that are fixed or determinable.

RESPONSE:

After considering the Commission’s previous comment letters regarding reporting revenue gross or on a net amount retained basis and further reviewing the Company’s concentrate contracts with its sole customer Peñoles and related US GAAP, we have concluded that revenue should be reported net of processing and treatment fees charged by Peñoles. The relevant facts and indicators supporting this conclusion include:

  The Company pays a processing fee to Peñoles, but such fee does not guarantee that the processing will be completed to the benefit of the Company. Thus while the Company believes that this payment to Peñoles does cover future processing costs, we do not believe that it meets the criteria under EITF 01-9 as an “identifiable benefit” to the Company. The processing may or may not be done by Peñoles (or subcontracted by Peñoles to another supplier or customer to be performed). As well, the final price settlement is not contingent on processing of the concentrate as final pricing is based only upon assay results from sampling done at the time of delivery of the concentrate to Peñoles (which is the title transfer point). Thus, as this payment does not meet the criteria in EITF 01-9 paragraph 9(a), we believe that the payment should be reflected as a reduction of revenue.

  The Company is not the principal to the processing services and assumes no risk or obligation associated with the processing services, such risk and obligation rests with Peñoles under the sales contract.

  Reporting the net amount retained (gross revenue less processing and treatment fees) appropriately represents revenue earned for concentrate sales (versus gross revenue reporting which represents processed metals sales which the Company does not sell).

We have amended our consolidated financial statements and related disclosures to reflect the above revised policy in the Company’s attached Form 20-F/A1.

With respect to the timing of revenue recognition on the sales of concentrate, the Company believes that when title of the concentrate is transferred to Peñoles, which is upon delivery of the concentrate, revenue should be recognized.

We have considered the following criteria set forth in SAB Topic 13.A in making this determination:

Persuasive evidence of an arrangement exists
Persuasive evidence of an arrangement exists under its normal business practice in the form of signed legal contracts and shipping / receiving documents.

Delivery has occurred or services have been rendered

According to the terms of the sales contract with Peñoles, ownership for the concentrate is transferred from Great Panther to Peñoles upon the delivery to the Peñoles’ smelter. At this point no remaining obligations exist to the Company and all risks and rewards of ownership of the concentrate have been passed to Peñoles.

Peñoles does not have any right to return product other than customary rights to reject concentrate if it does not conform to specified analysis, features and specifications which as objectively determined and outlined in the contract with Peñoles. We considered whether the acceptance provisions with respect to quality of the concentrate is substantial enough to delay revenue recognition until the concentrate is accepted by Peñoles. While formal customer sign-off provides the best evidence that these customer-specific acceptance provisions have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified objective criteria prior to customer acceptance. The Company has a number of quality control standards in place to assess whether the concentrate shipped meets the Peñoles objective quality standards. More specifically, assays are performed at several stages of the production and transportation process in order to assess metal content and the presence of impurities. These assay samples have not traditionally been materially different from those conducted by Peñoles upon arrival at the smelter nor has Peñoles ever rejected a shipment of concentrate. Accordingly, we have concluded that the Company is able to demonstrate that the delivered products meet the objective quality standards as prescribed in the agreement.

Based on the above, delivery is deemed to have occurred once concentrate has been delivered to the Peñoles refinery.

The seller’s price to the buyer is fixed or determinable

The net fee revenue receivable by the Company is determinable at the point of delivery to Peñoles as such amounts are based upon sales contract terms and are reasonably determinable at the time of delivery. The amounts payable to the Company are based upon assay samples taken at the time of delivery by the customer (however, such sampling is also performed by the Company and metal content is reasonably determined by internal assay tests performed at the Company’s own lab facility such that the Company knows the metal content of the concentrate) and concentrate weighing is at both the Company’s mine site and also at the Customer’s smelter site at the time of delivery. Price can be reasonably estimated based on forward metal prices (for the duration of the quotational period) and price calculation formulae in the contract.

Reliable estimates of the revenue can be made on a timely basis because

- Estimates of metal prices are consistently estimated using the forward metal prices based upon the expected settlement date.

- Great Panther’s assay procedures are very sound and there have not been material differences between the assay values as determined by its Lab and the final concentrate assay sample results of Peñoles.

- Although the final price paid is based on the prices on final sample assay results, the change in price is set by open markets and is estimated by forward prices. Any variations between the price recorded at the shipment date and the actual final price set under the contract is caused by changes in market metal prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. Due to the short time to final settlement (by contract the settlement period is less than 60 days), the final settlement adjustments have not been material to disclose.

Accordingly, the fact that adjustments are made to the final assay sample results and pricing due to does not preclude the Corporation from making reasonably determinable estimates.

  Collectability is reasonably assured.

No collection issues exist with the Company’s customers and no price concessions or extended payment terms are provided for in contracts. Advance provision payments are received from the Company shortly after delivery to Peñoles and final payment occurs within 60 days of delivery under the terms of the contract.

Based on the above analysis, we believe that it is appropriate to recognize revenue upon delivery of the concentrate to Peñoles with revenues presented net of the processing fee.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Sincerely,

Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited

Enclosures